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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 17)*


                                STRAWBRIDGE & CLOTHIER
                                   (Name of Issuer)


                    Series A Common Stock, par value $1 per share
                            (Title of Class of Securities)


                                    863200 10 1
                                    (CUSIP Number)



        Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                     SCHEDULE 13G

        CUSIP No. 863200 10 1

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             G. Stockton Strawbridge
        ______________________________________________________________________
        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                       (b) / /
        ______________________________________________________________________
        3    SEC USE ONLY

        ______________________________________________________________________
        4    CITIZENSHIP OR PLACE OF ORGANIZATION


             U.S.A.
        ______________________________________________________________________
                            5  SOLE VOTING POWER
        NUMBER OF           275,649
        SHARES              ______________________________________________
        BENEFICIALLY        6  SHARED VOTING POWER
        OWNED BY            1,152,026
        EACH                ______________________________________________
        REPORTING           7  SOLE DISPOSITIVE POWER
        PERSON              64,648
        WITH                ______________________________________________
                            8  SHARED DISPOSITIVE POWER
                            1,363,027
        ______________________________________________________________________
        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,427,675
        ______________________________________________________________________
        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

        ______________________________________________________________________
        11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            16.6%  See Note 3
        ______________________________________________________________________
        12  TYPE OF REPORTING PERSON*
                            IN
        ______________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                     SCHEDULE 13G

        CUSIP No. 863200 10 1

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter S. Strawbridge
        ______________________________________________________________________
        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                       (b) / /
        ______________________________________________________________________
        3    SEC USE ONLY

        ______________________________________________________________________
        4    CITIZENSHIP OR PLACE OF ORGANIZATION


             U.S.A.
        ______________________________________________________________________
                            5  SOLE VOTING POWER
        NUMBER OF           63,315
        SHARES              ______________________________________________
        BENEFICIALLY        6  SHARED VOTING POWER
        OWNED BY            659,453
        EACH                ______________________________________________
        REPORTING           7  SOLE DISPOSITIVE POWER
        PERSON              63,315
        WITH                ______________________________________________
                            8  SHARED DISPOSITIVE POWER
                            659,453
        ______________________________________________________________________
        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            722,768
        ______________________________________________________________________
        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

        ______________________________________________________________________
        11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.2 % See Note 3
        ______________________________________________________________________
        12  TYPE OF REPORTING PERSON*
                            IN
        ______________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!






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                              FOOTNOTES TO SCHEDULE 13G

        1. The shares beneficially owned are Series B Common Stock, which is not registered under the Securities Act of 1934, other than 423 shares of Series A Common Stock and 21,218 shares of Series A Common Stock subject to options as to which Peter S. Strawbridge has sole voting and dispositive power. Beneficial ownership of the Series B Common Stock, which is convertible at all times into Series A Common Stock on a share-for-share basis, pursuant to Rule 13d-3(d)(1)(i) is deemed to be beneficial ownership of Series A Common Stock which is registered under the Securities Exchange Act of 1934.

        2. Includes 21,218 shares of Series A Common Stock and 23,441 shares of Series B Common Stock issuable within sixty days upon the exercise of stock options.

        3. Percent of the Series A Common Stock deemed to be outstanding at December 30, 1993, consisting of all the shares of Series A Common Stock outstanding (7,151,254), the shares of Series B Common Stock owned by the reporting person and shares of either series subject to options held by the reporting person.































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        Item 1.

             (a)  Name of Issuer: Strawbridge & Clothier

             (b)  Address of Issuer's Principal Executive Offices:
                                 801 Market Street
                                 Philadelphia, PA  19107-3199

        Item 2.

             (a)  Name of Person Filing:   G. Stockton Strawbridge (GSS)
                                           Peter S. Strawbridge (PSS)

             (b)  Address of Principal Business Office or, if none, Residence:
                                 801 Market Street
                                 Philadelphia, PA  19107-3199


             (c)  Citizenship: U.S.A.

             (d) Title of Class of Securities: Series A Common Stock, par value $1 per share(1)

             (e)  CUSIP Number: 863200 10 1

             * See Exhibit 1 attached hereto for identification and classification of the other Reporting Persons.

        Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)  / /  Broker or Dealer registered under Section 15 of the Act
             (b)  / /  Bank as defined in section 3(a)(6) of the Act
             (c)  / /  Insurance company as defined in section 3(a)(19) of the
                       Act
             (d)  / /  Investment Company registered under section 8 of the
                       Investment Company Act
             (e)  / /  Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940
             (f)  / /  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
             (g)  / /  Parent Holding Company, in accordance with Section
                       240.13d-1(b)(ii)(G)(Note: See Item 7)
             (h)  / /  Group, in accordance with Section240.13d-1(b)(1)(ii)(H)

             * See Exhibit 1 attached hereto for identification and classification of the other Reporting Persons.




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        Item 4.   Ownership

             If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

             (a)  Amount Beneficially Owned:(1) 1,427,675 (GSS)
                                                  722,768 (PSS)
             (b)  Percent of Class:   16.6% (GSS)
                                       9.2% (PSS)
             (c)  Number of shares as to which such person has:

                           (i)    sole power to vote or to direct the vote
                                    275,649 (GSS)
                                     63,315 (PSS)
                           (ii) shared power to vote or to direct the vote 1,152,026 (GSS)
                                    659,453 (PSS)
                           (iii) sole power to dispose or to direct the disposition of
                                     64,648 (GSS)
                                     63,315 (PSS)
                           (iv) shared power to dispose or to direct the disposition of
                                  1,363,027 (GSS)
                                    659,453 (PSS)

        ** See Exhibit 1 attached hereto.


        Instruction:   For computations regarding securities which represent a
                       right to acquire an underlying security see Rule 13d-
                       3(d)(1).

        Item 5.   Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

        Instruction:   Dissolution of a group requires a response to this
                       item.


        Item 6. Ownership of More than Five Percent on Behalf of Another Person.(1)

                  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 1,363,027 shares of Series B Common Stock. G. Stockton Strawbridge, Margaret S. Clews and William P. Wood

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                  are trustees under two trusts, one of which holds 418,825
                  shares of Series B Common Stock and the other of which holds 77,563 shares of Series B Common Stock. PNC Bank, National Association also is a trustee under the former trust. G. Stockton Strawbridge and Paul E. Shipley are trustees under a trust holding 211,001 shares of Series B Common Stock. G. Stockton Strawbridge, Peter S. Strawbridge and PNC Bank, National Association are trustees under three trusts, which hold 491,554 shares of Series B Common Stock and are trustees under three other trusts which hold an aggregate of 163,887 shares of Series B Common Stock.

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  See Exhibit 1 attached hereto for the identification and classification of each of the Reporting Persons.

        Item 8.   Identification and Classification of Members of the Group

        Item 9.   Notice of Dissolution of Group

        Item 10.  Certification

                  By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

                                      Date:  February 11, 1994


                                      Signature:  /s/G. Stockton Strawbridge


                                      Name/Title:  G. Stockton Strawbridge


                  By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

                                      Date:  February 11, 1994

                                      Signature:  /s/Peter S. Strawbridge
                                      Name/Title:  Peter S. Strawbridge

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                                      Exhibit 1


                  The undersigned hereby agree that the attached statement is filed on behalf of each of G. Stockton Strawbridge and Peter S. Strawbridge.


        Date:  February 11, 1994           /s/G. Stockton Strawbridge

        Date:  February 11, 1994           /s/Peter S. Strawbridge





































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